UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported) __**April 13, 2005**__

MYERS INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

Ohio	**1-8524**	**34-0778636**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1293 South Main Street, Akron, OH	**44301**
(Address of Principal Executive Offices)	(Zip Code)

Registrant"s Telephone Number, including area code __**(330) 253-5592**__

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions.

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.01. **Changes in Registrant's Certifying Accountant.**

On March 11, 2005, the Audit Committee of the Board of Directors of Myers Industries, Inc. ("Company") determined that it would request proposals from independent registered public accounting firms for the Company's 2005 audit.

Ernst and Young LLP ("E&Y"), the Company's independent registered public accounting firm for the fiscal year ended December 31, 2004, received a request for proposal, but notified the Company on April 13, 2005, that they have declined to stand for reappointment as the Company's independent registered public accounting firm.

Several independent registered public accounting firms have expressed an interest and are actively involved in the request for proposal process. The Audit Committee expects to review the proposals submitted and appoint an independent registered public accounting firm in the second quarter of 2005.

As disclosed in the Company's Annual Report on Form 10-K for the year ended December 31, 2004, the Company made the decision to utilize the exemption provided by the Securities and Exchange Commission's order under Section 36 of the Securities Exchange Act of 1934, detailed in Release No. 50754 dated November 30, 2004. As such the Company did not file management's annual report on internal control over financial reporting required by Item 308(a) of Regulation S-K, or the related attestation report of its independent registered public accounting firm required by Item 308(b) of Regulation S-K. The Company expects to complete its Form 10-K by filing an amendment to such form to include the two items not later than 45 days after the end of the 75 day filing period specified in Form 10-K. E&Y expects to complete its audit of management's assessment of the effectiveness of internal controls over financial reporting and the effectiveness of internal controls over financial reporting as of December 31, 2004, which will be included in the Company's amended Form 10-K. In addition, E&Y will perform a review of the Company's financial results for the quarter ended March 31, 2005 in accordance with the provisions of SAS 100 (AU 722), Interim Financial Information.

E&Y's reports on the Company's consolidated financial statements for the fiscal years ended December 31, 2004 and 2003 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audits of the Company's financial statements for each of the two fiscal years ended December 31, 2004 and 2003 and through April 18, 2005, there were no disagreements with E&Y on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures which, if not resolved to the satisfaction of E&Y would have caused E&Y to make reference to the matter in their report. The Company has requested E&Y to furnish the Company a letter addressed to the Commission stating whether it agrees with the above statements. A copy of that letter, dated April 18, 2005, is filed as Exhibit 16 to this Form 8-K.

Item 9.01. Financial Statements and Exhibits

(c) Exhibit

16   Letter to Securities and Exchange Commission from Ernst & Young LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Myers Industries, Inc.
(Registrant)

DATE **April 18, 2005**   By: **/s/ Gregory J. Stodnick**
Gregory J. Stodnick
Vice President - Finance and
Chief Financial Officer